Sandler O’Neill & Partners, L.P.
1251 Avenue of the Americas, 6th Floor
New York, NY  10020

August 5, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention:  Michael Clampitt

Re:	Green Bancorp, Inc. Registration Statement on Form S-1 Registration No. 333-196982

Ladies and Gentlemen:

As representatives of the several underwriters of Green Bancorp, Inc.’s proposed initial public offering of its common stock, we hereby join Green Bancorp, Inc.’s request for acceleration of the above-referenced Registration Statement, requesting acceleration of the effective date to 4:00 p.m. (Eastern Time) on August 7, 2014, or as soon thereafter as is practicable.

Very truly yours,

Sandler O’Neill & Partners, L.P.
Jefferies LLC
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Keefe, Bruyette & Woods, Inc.

SANDLER O’NEILL & PARTNERS, L.P.
as Representative of the several Underwriters

By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ Jennifer A. Docherty
Name: Jennifer A. Docherty
Title: Authorized Person

JEFFERIES LLC
as Representative of the several Underwriters

By:	/s/ Michael A. Bauer
Name: Michael A. Bauer
Title: Managing Director